
March 28, 2012

Via E-mail
W. Randy Eaddy
Kilpatrick Townsend
1001 West Fourth St.
Winston-Salem NC 27101-2400

> **Re: Cardinal Bankshares Corporation ("Cardinal" or "the Company")**
> **Preliminary Proxy Statement on Schedule 14A filed March 9, 2012**
> **Filed by Schaller Equity Partners, et al.**
> **File No. 0-28780**

Dear Mr. Eaddy:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. Our comments follow. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact me at the phone number listed at the end of this letter with any questions about these comments or your filing generally.

General

1. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site). Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

2. See our last comment above. Indicate whether you have furnished a Notice of Internet Availability of Proxy Materials, or whether you intend to rely on Rule 14a-16(n)(2) to provide the material required by the notice in the proxy statement. In the latter case, please revise to provide the required information.

3. Explain why the Nominees for whom you are soliciting proxies are not included as members of the Coalition. They should be specifically identified as participants in this proxy solicitation even if they are not members of the Coalition. See Instruction 3 to Item 4 of Schedule 14A.

2. You must provide support, either in the proxy statement disclosure or supplementally, for the factual allegations you make. Here are some examples of the types of statements for which you must provide a factual basis:

- "The Bank has had eight Chief Financial Officers since 1996." (page 4)

- "Mr. Logue was hired and appointed to [the position of Executive Vice President of the Company and President and CEO of the Bank] between March and November 2010 with great fanfare." (page 4)

- "In May 2010, Mr. Larrowe's employment as Ban of the Carolina's COO was terminated." (page 5)

- The statement that most of the current Board directors are "unduly submissive" to Mr. Moore. (page 5)

- "[A]ccording to FDIC data, at June 30, 2011, the Bank represented less than 2% of the total deposits …." (page 6)

With respect to these and similar kinds of statements of fact that appear throughout the proxy statement, please provide a factual basis, either supplementally, or by citing to periodic reports or other source materials.

2. On page 2, the disclosure in the proxy statements indicates that the person named on the proxy card will vote the proxy "in such proxy's discretion" should other matters be brought before the meeting. Rule 14a-4(c)(3) specifies that you may use discretionary authority to vote proxies only for matters that you do not know of "a reasonable time before the meeting." Please revise your disclosure to conform to this more limited use of discretionary authority.

Background and Reasons for the Solicitation, page 4

3. Provide additional background about the "several requests to the Company" Mr. Schaller made on behalf of the Partnership regarding the reasons for the departure of Mr. Logue. When were these requests made? Specifically, how many requests were made and what was the form of the requests (oral, written, email, etc.)? What was the response?

4. See the last comment above. Provide the same details as to the Company's responses.

The Coalition's Goals for the Company and the Bank, page 6

5. Identify the "business and other leaders" in Floyd, Virginia with whom representatives of the Partnership met and who you say shared the Partnership's concerns about the

> leadership situation at the Company. Indicate whether these entities or persons are or were at that time shareholders of the Company.

Information Concerning Voting by the Coalition and Nominees, page 11

6. The fact that there are six directors being reelected at the Annual Meeting and you are only nominating five people for the open slots should be disclosed earlier in the proxy statement, along with an explanation of why.

7. Disclose which of the Company's nominees you intend to support with respect to the shares owned by the Partnership itself and explain why.

8. We note that you are critical of Mr. Larrowe for his lack of prior experience in the banking industry. Since none of your Nominees appear to have prior banking experience, explain why you believe this will not hinder their ability to successfully manage the Bank and the Company if elected, and specifically, why your criticism of Mr. Larrowe is distinguishable.

Other Participant Information, page 14

9. With respect to participant Douglas E. Schaller, provide information about Mr. Schaller's employment history to the extent that Mr. Schaller has any other occupation besides his affiliation with SIG, SEM or the Partnership. See Item 5(b)(ii) of Schedule 14A.

10. See our last comment above. Provide additional background information about participants SIG and SEM.

Additional Information, page 16

11.   We note that you refer security holders to information that you are required to provide and that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the required information to security holders would be inappropriate. If you disseminate your proxy statement before the distribution of the Company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- They are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions